MeadWestvaco Corporation

11013 West Broad Street

Glen Allen, VA 23060

tel 804 201 2016

fax 804 327 5229

August 7, 2007

BY EDGAR AND BY HAND DELIVERY

Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re: MeadWestvaco Corporation, Form 10-K for the Year Ended December 31, 2006, Filed February 28, 2007, File No. 001-31215

Dear Ms. Collins:

On behalf of MeadWestvaco Corporation (the “company”), attached are the responses of the company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 19, 2007. Based on our review of the comments raised by the Staff, we believe that the information provided herein demonstrates that compliance with the Staff’s comments can be handled on a prospective basis. Consequently, where applicable, we have written responses to the comments requesting changes to the company’s disclosures in a manner that describes what we propose to do for future filings. We are hopeful that after the Staff’s full consideration of these responses, we can reach an agreement pursuant to which all changes are made on a prospective basis only.

For the convenience of the Staff, the responses set forth below have been placed in the order in which the Staff presented the comments, with the text to each comment presented in italics before each response.

August 7, 2007

Form 10-K for the fiscal year ended December 31, 2006 filed February 28, 2007

Notes to Financial Statements

P. Acquisitions and Disposition, page 92

1. We note that approximately 43% of the total purchase price of Saint-Gobain Calmar was recognized as goodwill. Please describe the factors that resulted in the recognition of this goodwill and explain why a large premium was paid for the acquisition. Clarify how your accounting for this acquisition complies with paragraphs 35 through 39 and A14 of SFAS No. 141, including how fair value was determined. In addition, your disclosure should include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill and the amount of goodwill that is expected to be deductible for tax purposes. We refer you to paragraphs 51(b) and 52(c)(1) of SFAS No. 141.

The acquisition of Saint-Gobain Calmar (“Calmar”) was the culmination of a very competitive auction process. We believe that any competitive buyer would have paid an amount that would have resulted in considerable goodwill in part because of Calmar’s status in its markets and the enviable relationships it has with its many customers throughout the world. As stated in Note P in the company’s Form 10-K, “Calmar is a leading global manufacturer of high-quality and innovative plastic dispensing and spraying systems, with manufacturing facilities in North America, Europe, Latin America and Asia. The business generates sales in 43 countries and employs approximately 2,700 people worldwide.” Note R in the company’s Form 10-K discusses the Consumer Solutions segment and speaks to “a full range of converting and consumer packaging solutions” including Calmar’s “plastic dispensing and spraying systems for personal care, healthcare, fragrance and garden markets.” The acquisition of Calmar provides the company with increased access to growing and important end markets, geographies and strategic customers, valuable product pipeline and commercial synergies. These synergies include the combined entities’ ability to provide broader product and packaging solutions offerings.

We approached the valuation of Calmar by employing a variety of methodologies to gain comfort with our acquisition price and the inherent premium paid for the business. A discounted cash flow analysis (“DCF”) was the primary valuation method, though we did compare this valuation to other methods such as assessing the valuation metrics of (a) publicly traded companies operating in the plastics packaging sector as well as (b) recent acquisition transactions that have taken place in the plastics packaging sector. For the DCF, we reviewed the financial projections set forth by Calmar management and developed our own set of financial projections based on our knowledge of Calmar’s existing and future product set, customer demand for these products, competitors’ offerings, and cost structure and capital requirements to manufacture and sell these products.

August 7, 2007

Management worked with a major investment banking firm to assist in the overall acquisition process, and we received a “fairness opinion” with respect to Calmar’s purchase price. We also engaged a major valuation firm to assist us in determining the fair values of the assets acquired and liabilities assumed. Members of that firm spent considerable time assessing the Calmar business and testing our financial projections and valuation analyses, both prior to and after deal close, in their valuation work. They visited the U.S. home office of Calmar and some of its larger foreign operations. They also consulted with numerous Calmar and company personnel and collaborated with a prominent marketing research firm during their review, assessment and valuation process. Through that process, they gained extensive knowledge about Calmar.

The amount of goodwill was determined by comparing the total cash purchase price to the total fair value of the assets acquired and liabilities assumed. As part of the purchase price allocation, the company did not recognize any goodwill or deferred income taxes previously recorded by Calmar prior to its acquisition by the company. In accordance with paragraphs 35 through 39 of SFAS No. 141, the following was the approach for assigning amounts to the Calmar assets acquired and liabilities assumed, except goodwill:

•	Receivables at present values of amounts to be received determined at appropriate current interest rates, less allowances for uncollectibility and collection costs

•	Inventories:

•	Finished goods at estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort by the company

•

Work in process at estimated selling prices of finished goods less the sum of (a) costs to complete, (b) costs of disposal, and (c) a reasonable profit allowance for the completing and selling effort by the company based on profit for similar finished goods

•	Raw materials at current replacement costs

•	Plant and equipment at the current replacement costs for similar capacity

•	Intangible assets that meet the criteria in paragraph 39 of SFAS No. 141 at estimated fair values

•	Other assets, including land, at appraised values

•	Accounts and notes payable, long-term debt, and other claims payable, at present values of amounts to be paid determined at appropriate current interest rates

•	Liabilities and accruals - such as accruals for warranties, vacation pay, and deferred compensation-at present values of amounts to be paid determined at appropriate current interest rates

•

Other liabilities and commitments - such as unfavorable leases, contracts, and commitments and plant closing expense incident to the acquisition - at present values of amounts to be paid determined at appropriate current interest rates

•	Deferred income taxes in accordance with the criteria included in paragraph 30 of SFAS No. 109

August 7, 2007

The amount of goodwill was determined to be the resulting residual purchase price after accounting for the above items in accordance with SFAS No. 141.

Because the goodwill related to this acquisition is not deductible for tax purposes, we did not explicitly state that fact.

We will expand our disclosure in our Form 10-K for the fiscal year ending December 31, 2007 to include a similar discussion. We submit to you a draft of the proposed disclosure in Appendix A to this letter.

2. We note that you allocated $168 million to “customer contracts and lists” from the Saint-Gobain Calmar acquisition. Please explain the economic factors considered and the basis for the twenty-one year estimated useful life for this intangible asset. In this respect, please clarify how you determined that the acquired customer contracts will contribute to future cash flows for twenty-one years. Please provide your full analysis pursuant to paragraph 11 of SFAS No. 142.

We evaluated and considered the following factors in our decision to initially amortize the estimated fair value of acquired customer lists and contracts over a 21-year period. We considered the guidance in SFAS No.142 which indicates that that the method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. In accordance with paragraph 11 of SFAS No. 142, we determined that the expected future cash flows from the acquired customer base to be the best indicator of economic benefit from which to determine an appropriate amortization period for this asset. In making this determination, we considered the expected use of this asset by our company and any legal, regulatory, or contractual provisions that might limit our ability to utilize the asset. We also considered the nature and stability of the products offered to these customers and the historical effect this has had to the retention of and the cash flows generated by the acquired customer base. Lastly, we considered the “stickiness” of the customer base by measuring historical customer sales patterns by product category for each region in which Calmar operates.

With the assistance from outside valuation experts, we developed estimates of gross cash flows from the acquired customer base utilizing current and projected sales volumes and historical turnover (customer losses). This gross cash flow projection spanned a period of 40 years, although the projected customer losses indicate that the economic benefits, as measured by the present value of the projected cash flows of the acquired customer base, would be “frontloaded” over this period. We analyzed this data considering the point estimate when 50% of the economic benefits would be consumed in 10.5 years which lends to an assumption that substantially all economic benefits would be consumed in 21 years. We noted that the 21-year life is equivalent to approximately 97.5% of the cumulative present value cash flows expected to be generated from this asset. Given the high level of uncertainty in the later years’ cash flow projections over a 40-year span and the insignificant benefit to be derived from those years, we determined that an initial 21-year

August 7, 2007

amortization period for this asset would fairly compensate for these effects and reasonably allocate the asset’s carrying value based upon the projected economic benefits in all material respects.

We will periodically re-evaluate the appropriateness of the amortization period considering actual results and changing business conditions associated with the customer base.

3. We note that you have determined the useful lives of the trademarks and tradenames acquired in the Saint-Gobain Calmar acquisition are indefinite. Please clarify how you determined that the cash flows from the trademarks acquired will contribute to cash flows indefinitely. Explain the factors you considered when determining that Saint-Gobain is “a leading global manufacturer of… plastic dispensing and spraying systems.” Clarify how you evaluated the life cycles of the trademarked product(s) and the market, competitive and environmental trends of such product(s) when arriving at your conclusion.

We reviewed paragraph 11 of SFAS No. 142 and identified the following factors that are germane to our assertion that the life of Calmar’s trademarks and tradenames is indefinite:

•

The company does not see any competitive, economic, legal or other factor that would otherwise limit the period of time which these trademarks and tradenames will contribute to the cash flows of the company.

•	Calmar is a pre-eminent company among the leaders of the plastic dispensing and sprayer technology industry.

•

Both Calmar and company management believe there is significant potential for expanding Calmar’s current share in the plastic dispensing and sprayer technology market through product innovation and technology improvements.

•

For many years, Calmar has had significant positions with many major consumer products companies, and the Calmar name (and the belief of quality inherent in the name) is what has allowed it to be successful over the years. In fact, Calmar has received numerous outstanding supplier awards by many customers. Additionally, during due diligence, certain Calmar customers indicated that the Calmar name was critical to their decision to work with the company over the longer term. Consequently, the valuation of the trademarks and tradenames primarily pertains to the overall Calmar name, as it was determined that the individual product marks and names were not important in the overall purchasing decision.

•	Calmar has been owned by several different entities over the past 60 years, with no change in its trade name.

•	The company has no intention of disposing of or replacing any trade name employed by Calmar.

•

Both Calmar and company management assert that the Calmar name was instrumental in the overall success of the business. Our business development personnel assert that the strength of the Calmar name was a primary consideration in the purchase decision.

August 7, 2007

•	A relatively long life for customer relationships is also indicative of the value of the Calmar name. Customers trust that the Calmar name is synonymous with quality and innovation.

•	When new products are introduced, it is well known that they come from Calmar, building almost instant credibility.

•

Technology innovation in the sprayers and dispensers industry most frequently revolves around product extensions as opposed to new or revolutionary technological breakthroughs. As a result, in the sprayers and dispensers industry there are fewer opportunities to usurp the existing reputations with new technology, further underlying the importance and strength of the overall Calmar name.

•	The sale of Calmar by Saint-Gobain was not due to any concern with the Calmar business, its quality or its name.

•	Although there are new product introductions, all new products are Calmar products.

Based upon all of the foregoing evidence, we believe that an indefinite life for the Calmar name is appropriate at this time. We will test for impairment annually or more frequently if events or circumstances indicate potential impairment or if the useful life for the Calmar name is no longer considered indefinite.

R. Business Segment, page 96

4. We note that approximately 42% of your revenue in fiscal year 2006 was derived from export sales and sales from locations from outside of the United States. Please tell us how you evaluated the disclosure requirement in paragraph 38 of SFAS 131 which requires you to disclose material revenues derived from external customers attributable to individual foreign counties.

We evaluate the revenues derived from external customers attributable to individual foreign counties and will continue to perform this evaluation for all future filings. For all periods presented in our Form 10-K for the year ended December 31, 2006, the revenues from our external customers for individual foreign countries in which we transact business are minor to the company’s consolidated sales, with the largest foreign country being well below 10%. Similarly, the assets used in those countries are also well below 10% of the company’s consolidated assets. If the company’s operations expand in foreign markets such that those revenues or assets equal or exceed 10% of the company’s consolidated sales or assets for any foreign country in which we transact business, or are deemed to be significant based on qualitative factors, we will disclose the required geographic information in accordance with paragraph 38 of SFAS No. 131.

Exhibit 31.1 and 31.2 Certifications

5. We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certifications should be revised so as not to include the individual’s title.

August 7, 2007

The identification of the certifying individuals at the beginning of the certifications will not include the individuals’ titles in all future filings.

The company hereby acknowledges that:

(i)	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

(ii)	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this response, please contact the undersigned at (804) 201-2016.

Very truly yours,

/s/ John E. Banu
John E. Banu
Controller

cc:	Chris White, Senior Staff Accountant
Kari Jin, Staff Accountant
John A. Luke, Jr.
E. Mark Rajkowski
Wendell L. Willkie, II
Richard Quimby, PricewaterhouseCoopers LLP

August 7, 2007

Appendix A

Notes to Financial Statements

The following excerpt is from our 2006 Form 10-K. For our 2007 Form 10-K, we will disclose the additional information in bold.

P. Acquisitions and Disposition

2006 Acquisitions

On July 5, 2006, the company completed its acquisition of Saint-Gobain Calmar (“Calmar”) from Compagnie de Saint-Gobain. Calmar is a leading global manufacturer of high-quality and innovative plastic dispensing and spraying systems, with manufacturing facilities in North America, Europe, Latin America and Asia. The business generates sales in 43 countries and employs approximately 2,700 people worldwide.

Excluding cash acquired, the purchase price including direct transaction costs was $714 million. The results of Calmar are included in the consolidated financial statements from the acquisition date and are included in the company’s Consumer Solutions segment. See Note R for further discussion of the company’s segments.

The acquisition of Calmar was the culmination of a very competitive auction process. The amount paid for the business that resulted in goodwill was primarily due to Calmar’s status in its markets and the enviable relationships it has with its many customers throughout the world. The acquisition of Calmar provides the company with increased access to growing and important end markets, geographies and strategic customers, valuable product pipeline and commercial synergies. These synergies include the combined entities’ ability to provide broader product and packaging solutions offerings.

With the assistance from outside advisors, the total purchase price was allocated based on the fair values of the assets acquired and liabilities assumed, in accordance with SFAS No. 141, Business Combinations. The excess of the cost of the acquisition over the net amounts assigned to the fair values of the assets acquired and liabilities assumed was recorded as goodwill.

Goodwill associated with the acquisition is not deductible for tax purposes.

The following table summarizes the purchase price allocation based on the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in millions):

August 7, 2007

Purchase price allocation:
Accounts receivable	$76
Inventories	57
Property, plant, equipment and land	197
Amortizable and indefinite-lived intangible assets	277
Goodwill	302
Other assets	21
Accounts payable and accrued liabilities	(68)
Long-term deferred income taxes	(127)
Debt and other long-term obligations	(21)

$714